The Aegis Consumer Funding Group, Inc.
525 Washington Blvd.
Jersey City, New Jersey 07310

March 11, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  The Aegis Consumer Funding Group, Inc.
        Registration Statement on Form S-8

Ladies and Gentlemen:

The Aegis Consumer Funding Group, Inc., a Delaware corporation, is hereby withdrawing the electronic filing dated March 4, 1997 of the Registration Statement on Form S-8, together with the exhibits thereto, due to an error in the submission.

Please telephone the undersigned at (201) 418-7300 if you have any questions or need any additional information.

Very truly yours,

/s/ Gary D. Peiffer
Vice Chairman and General Counsel


cc:  National Association of Securities Dealers, Inc.